UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
[June 14, 2006]
Commission file number 1-14400
Metso Corporation

(Translation of registrant’s name into English)
Fabianinkatu 9 A,
P.O. Box 1220
FI-00101
Helsinki, Finland
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F
Form 20-F ☑     Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐      No☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b):82-

SIGNATURES
Date [June 14, 2006]
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.
Name:

Olli Vaartimo	Aleksanteri Lebedeff
Executive Vice President and CFO	Senior Vice President,
Metso Corporation	General Counsel Metso Corporation

Metso records a EUR 57 million one-time deferred tax asset in the second quarter of 2006
(Helsinki, Finland, June 14, 2006) – Metso Corporation (NYSE: MX; OMXH: MEO1V)
Metso’s operating tax loss carry-forwards relating to the U.S. operations amounted to approximately EUR 154 million as of December 31, 2005. Furthermore, Metso had approximately EUR 150 million of deductible temporary timing differences and unused tax credits attributable to its U.S. subsidiaries. Based on Metso’s U.S. corporate income tax rate of 39 percent, the unrecorded deferred tax assets relating to these items amounted to EUR 119 million at December 31, 2005. The deferred tax assets had remained unrecorded due to the losses of Metso’s U.S. operations in previous years and the uncertainty relating to the utilization of such losses.
Based on the applicable accounting guidance, Metso has decided to record a one-time deferred tax asset of EUR 57 million through income statement in the second quarter of 2006. The decision is based on the fact that Metso’s U.S. operations turned clearly profitable in 2005, and the latest management forecast indicate that the profit before tax in Metso’s U.S. operations will continue to be clearly positive also in 2006 and 2007.
Excluding this one-time deferred tax asset, Metso Corporation’s tax rate in 2006 is estimated to be about 24 percent. After recording this one-time deferred tax asset, the unrecorded deferred tax assets related to Metso’s U.S. operations are estimated to amount to approximately EUR 30 million. These deferred tax assets will be recognized when it is probable that there will be sufficient future taxable income against which they can be utilized.
Metso is a global engineering and technology corporation with 2005 net sales of approximately EUR 4.2 billion. Its 22 000 employees in more than 50 countries serve customers in the pulp and paper industry, rock and minerals processing, the energy industry and selected other industries.
www.metso.com
For further information, please contact:
Reijo Kostiainen, Senior Vice President, Financial Control, Metso Corporation, tel. +358 204 84 3127
Johanna Sintonen, Vice President, Investor Relations, Metso Corporation, tel. +358 20 484 3253
or
USA: Mike Phillips, Senior Vice President, Finance and Administration, Metso USA, Inc., tel. +1 770 246 7237.